	SKADDEN, ARPS, SLATE, MEAGHER & FLOM	AFFILIATE OFFICES
世達國際律師事務所
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
JOHN ADEBIYI ♦	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
CHRISTOPHER W. BETTS		HOUSTON
WILL H. CAI ^	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
ALEC P. TRACY *		BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
MICHAEL V. GISSER (NEW YORK)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
CHI T. STEVE KWOK (NEW YORK)	May 27, 2016	SHANGHAI
GREGORY G.H. MIAO (NEW YORK)		SINGAPORE
ALAN G. SCHIFFMAN (NEW YORK)		SYDNEY
TOKYO
TORONTO

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group

Registration Statement on Form F-1 (Registration No.: 333-211315)

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on May 12, 2016, and two copies of the filed exhibits.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects Staff’s declaration of the effectiveness of its registration statement on or about June 9, 2016. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group
Jimmy Lai, Chief Financial Officer, China Online Education Group
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP